SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2008

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F      T            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      T

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the summary of the letter dated June 27, 2008 filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated June 27, 2008, the Company reported that it has acquired from DOWLER COMPANY S.A. the building located at 3351/3359 Beruti street, between Bulnes street and Coronel Diaz avenue in the City of Buenos Aires (the “Building”). The Building is located near the Company’s shopping center, known as “Shopping Alto Palermo” and has a total area of 3207, 70 square meters. The purchase price amounted to the lump sum of U$S 17,835,600. Accordingly, the Company informs that as security for the balance of the purchase price a mortgage on the Building has been created in the amount of U$S 8,900,000.

The significance of this acquisition is the strategic location of the Building, given its proximity to the Company’s shopping center.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/s/ Saúl Zang
Name:	Saúl Zang
Title:	Responsible of Relationships with the markets

Dated: June 27, 2008